Exhibit (a)(1)(G)
Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program
     Actel Corporation has received your election form, by which you elected to have all of your eligible outstanding options (those with an exercise price per share greater than or equal to $19.73) cancelled in exchange for restricted stock units, subject to the terms and conditions of the offer.
     If you change your mind, you may withdraw your election as to all of your eligible options by completing and signing the withdrawal form which was previously provided to you, and faxing it to Jenny Tiscareño, our Manger, Compensation, Benefits and HRIS, at fax number (650) 318-2550, or by delivering it by hand to Jenny Tiscareño at Actel Corporation, 2061 Stierlin Court, Mountain View, CA 94043 before 5:00 p.m., Pacific Time, on January 3, 2006. Only responses that are complete, signed and actually received by Jenny Tiscareño by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail or other post and Federal Express are not permitted. If you have questions, please direct them to David L. Van De Hey, our Vice President and General Counsel, at:
David L. Van De Hey
Actel Corporation
2061 Stierlin Court
Mountain View, CA 94043-4655
(650) 318-4429
     Please note that our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the offer, Actel will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when Actel gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication. Actel’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the offer period.
     This notice does not constitute the offer to exchange. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (referred to as the offer to exchange); (2) the Memorandum from Dave Van De Hey and Barbara McArthur dated December 1, 2005; (3) the election form; and (4) the withdrawal form. Copies of these documents are available from Jenny Tiscareño. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Confirmation E-mail to Employees who Withdraw their Stock Options from the Exchange Offer
     Actel Corporation has received your withdrawal form, by which you rejected Actel’s offer to exchange your eligible outstanding options for restricted stock units.
     If you change your mind, you may once again elect to exchange all of your eligible options by completing and signing the election form which was previously provided to you, and faxing it to Jenny Tiscareño, our Manger, Compensation, Benefits and HRIS, at fax number (650) 318-2550, or by delivering it by hand to Jenny Tiscareño at Actel Corporation, 2061 Stierlin Court, Mountain View, CA 94043 before 5:00 p.m., Pacific Time, on January 3, 2006. If you have questions, please direct them to David L. Van De Hey, our Vice President and General Counsel, at:
David L. Van De Hey
Actel Corporation
2061 Stierlin Court
Mountain View, CA 94043-4655
(650) 318-4429
     This notice does not constitute the offer to exchange. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (referred to as the offer to exchange); (2) the Memorandum from Dave Van De Hey and Barbara McArthur dated December 1, 2005; (3) the election form; and (4) the withdrawal form. Copies of these documents are available from Jenny Tiscareño. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.